STOCK PURCHASE AGREEMENT

This stock purchase agreement is made and entered into on this 31 day of July 2002 by and between

1. The INVESTMENT FUND FOR CENTRAL AND EASTERN EUROPE, an independent self-governing fund with legal personality, limited in its liability to the extent of its net worth only, established by Act of Parliament having its principal office at Bremerholm 4, DK-1069 Copenhagen K, Denmark (hereinafter referred to as "I0") and

2. TDC A/S, CVR-no. 14773908, a company limited by shares, domiciled and duly registered in Norregade 21, 0900 Copenhagen, Denmark (hereinafter referred to as the "Buyer").

WHEREAS I0, as evidenced by the certificate attached as Appendix 1 ("the Certificate"), is the owner of 1,285,714 shares of common stock , par value $.001 per share (hereinafter referred to as "the Shares") in Hungarian Telephone and Cable Corp., a company listed on the American Stock Exchange ("AMEX") and with its principal executive offices at 1201 Third Avenue, Suite 3400, Seattle, WA 98101-3034 USA, I.R.S. Employer Identification No. 13-3652685 (hereinafter referred to as "the Company");

WHEREAS I0 has entered into a Shareholders' Agreement of 11 May 1999 (the "Shareholders Agreement") with the Buyer (formerly known as Tele Danmark A/S) providing among other things for I0's investment in the Company and for certain put and call arrangements as regarding the Shares;

WHEREAS I0 acquired the Shares for USD Nine Million Dollars ($9,000,000) pursuant to a certain stock purchase agreement dated 12th May 1999 between I0 and the Company;

WHEREAS I0 irrevocably exercised a put option over the Shares against the Buyer by letter dated 28 June 2002 received by the Buyer on 1 July 2002;

WHEREAS Article 4.4 of the Shareholders Agreement stipulates that the acquisition of and payment for the Shares shall be effected 30 calendar days after receipt of I0's irrevocable notice to exercise the put option;

WHEREAS the Buyer and the Seller have decided to terminate the Shareholders Agreement upon closing of the transfer of Shares as contemplated by
          Article 2 and 3 of this Agreement; and

WHEREAS I0 and the Buyer have agreed to transfer the Shares to the Buyer on the terms and conditions contained in this Stock Purchase Agreement ("this Agreement");

Now, therefore, the parties agree as follows:

                                    Article 1

Upon the terms and subject to the conditions of this Agreement and in exchange for the consideration set forth in Article 2 below, on the date hereof ("the Effective Date"), Buyer shall purchase and accept from I0, and I0 shall sell, transfer, deliver, assign and convey to the Buyer the Shares, including any and all rights and interests vested in the Shares.

                                    Article 2

In consideration  and exchange for the purchase of the Shares as provided for in
Article 1 above, Buyer shall pay I0 the sum of Eleven Million Nine Hundred and Seventy Nine Thousand US Dollars ($11,979,000.00, hereinafter referred to as "the Purchase Price"), which Purchase Price shall be paid by wire transfer into I0's account No. 3100 3001 788 809 with Danske Bank, Holmens Kanal 2, DK-1090 Copenhagen K, Denmark. The above Purchase Price has been calculated in accordance with Article 4.2 of the Shareholders Agreement.

The Purchase Price shall be paid without set-off, counterclaim or protest of any kind on 31 July 2002 conditional upon the signing of this Agreement by both parties and I0's delivery during a closing meeting on 31 July 2002 of the Certificate duly endorsed to the Buyer, which endorsement shall be to the Buyers satisfaction, and conditional upon termination in writing of the Shareholders Agreement as set forth in article 7.


                                    Article 3

All dividend, etc. declared and approved by the General Assembly prior to the Effective Date belongs to I0, just as I0 has the right to vote at Board Meetings (if any) and General Assemblies till this date.

                                    Article 4

At the Buyer's request in writing, I0 has provided available facts and information concerning the Shares and the Company, which is in all material respects and so far as I0 is aware accurate and not misleading.


                                    Article 5

I0 upon the Effective Date hereby represents and warrants that:

a) it is the sole and legal owner of the Shares and will convey good, valid and marketable title to the Shares;

b) the Shares are free and clear of all liens, claims, pledges, options, encumbrance of any type or charges whatsoever, except for the rights and obligations pursuant to the Shareholders' Agreement that are being terminated with this Agreement;

c) I0 validly exists as an independent self-governing fund in Denmark with legal personality, limited in its liability to the extent of its net worth only, established by Act of Parliament in Denmark and has all power and authority required to execute and deliver this Agreement and to perform its obligations hereunder;

d) this Agreement, when executed and delivered, will constitute a valid, binding and enforceable obligations of I0 in accordance with its terms;

e) I0 has obtained all necessary authorizations to (i) enter into this Agreement, (ii) to transfer the Shares, (iii) execute this Agreement,
          (iv) the endorsement of the Shares and (v) the termination of the Shareholders Agreement.

The Buyer hereby upon the Effective Date represents and warrants:

a. that the Buyer validly exists as a limited liability company registered in Denmark and has all power and authority required to execute and deliver this agreement and to perform its obligations hereunder;

b. that this Agreement, when executed and delivered, will constitute a valid, binding and enforceable obligations of the Buyer in accordance with its terms;

c. that the Buyer has obtained all necessary authorizations to (i) enter into this Agreement, (ii) pay and transfer the Purchase Price, (iii) execute this Agreement and receive the Shares and (iv) the termination of the Shareholders Agreement .

                                    Article 6

Upon the Effective Date:

a. the rights and title to the Shares shall vest in the Buyer and accordingly all of the rights, obligations and liabilities of a shareholder in respect of the transferred Shares shall as of the Effective Date be to the benefit or risk of the Buyer;

b. I0 shall deliver to the Buyer the Certificate as set out in Article 2 and any other documents in its possession or under its control which may be necessary to give full and final effect to the transfer of the Shares to the Buyer. Also, I0 shall without delay and against payment return all necessary documents duly signed to the Buyer and lend other assistance according to Article 4.9 of the Shareholders Agreement, if so required; and

c. with the full assistance of I0, also after the Effective Date, the Buyer shall be empowered by I0 to notify the transfer of the Shares to the Board of Directors of the Company and be empowered and obliged to have the Shares appropriately registered in the Share Register Book of the Company or such other registry as may be necessary in the name of the Buyer. The Buyer shall also be empowered by I0 and obliged to assist I0 to the extent necessary, in having I0's name deleted from the Official Registry of Share Companies in Delaware.


                                    Article 7

Upon completion of the transfer contemplated by this Agreement, the Shareholders Agreement shall terminate, which shall be confirmed in writing at the closing meeting mentioned in article 2. The parties do not agree whether the
Shareholders Agreement provided for any of the parties to be responsible for obtaining permissions, approvals or similar prior to giving effect to an acquisition under the put/call arrangements; and this question of interpretation shall not be affected by this Agreement or the termination of the Shareholders Agreement.

                                    Article 8

As set out in the Shareholders Agreement, I0 and the Buyer shall equally share any taxes, levies or duties in connection with the transfer of the Shares contemplated by this Agreement. Otherwise there shall be no reimbursement of costs between I0 and the Buyer.

                                    Article 9

This Agreement is governed by and shall be construed in accordance with Danish law.

Any dispute arising out of or relating to this Agreement or the transactions contemplated hereby which cannot be settled amicably, shall be finally decided by the Danish Institute of Arbitration (Copenhagen Arbitration).

The language of the proceedings (including documentation) shall be Danish.

This Agreement has been executed in 2 originals in the English language.

                                  ---- o0o ----

All notices hereunder shall be sent to the following addresses:

For the Buyer:     Name: Torben V. Holm, Senior Vice President
                   Address: Larslejstraede 6, 0900 Copenhagen C
                   Telephone: +45 33 99 80 50
                   Fax: +45 33 99 80 55
                   E-mail: tvh@tdc.dk

                   cc to TDC A/S, Legal Affairs:
                   Address: N0rregade 21, 0900 Copenhagen C
                   Telephone: +45 33 43 77 77
                   Fax: +45 33 43 76 88
                   E-mail: gf@tdc.dk

For I0:            The Investment Fund for Central and Eastern Europe
                   Bremerholm 4
                   DK-1069 Copenhagen K
                   Denmark
                   Telephone:+45 33 63 75 00
                   Fax:                +45 33 32 25 24
                   E-mail:             ioe@ioe.dk


Date of signature: 31 July 2002                     31 July 2002
                                  --------------                  --------------

For the Buyer:     /s/:  Torben V. Holm             /s/:  Jorgen Ronnow
                   -----------------------------    ----------------------------
                   Name: Torben V. Holm             Witness: Jorgen Ronnow

For I0:            /s/:  Sven Riskaer               /s/:  Natalia Svejgaard
                   -----------------------------    ----------------------------
                   Name:  Sven Riskaer              Witness: Natalia Svejgaard


                   -----------------------------    ----------------------------
                   Name:                            Witness: